JEFFREY G. KLEIN, P.A.
301 Yamato Road Suite 1240
Boca Raton, Florida 33431

Telephone: (561)953-1126	Telefax: (561)994-6693
Email: jklein@jkleinlegal.com

June 27, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C.  20549
Attention:

Re:	DNA Precious Metals, Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed  June 11, 2012
File No. 333-178624

Dear Sir/Madam:

The following responses are filed in connection with the Commission’s comment letter dated June 20, 2012.

1.            With respect to comment No.1,  we have attached as Exhibit 15 the auditor’s consent letter with respect to their report of the Company’s March 31, 2012 financial statements.

2.            With respect to comment No. 2 and our funding requirements,  we have updated the disclosure through March 31, 2012.  We have also identified how we will reduce our current operations if we are not able to secure funds through the sale of the securities being offered.  Officer salaries will be deferred,  any future development of the property will be halted and the Company will eliminate all but essential costs.  If this should occur,  we believe that the Company’s monthly overhead can be reduced to $7,500.

3.            With respect to comment No. 3 under risk factors,  we have updated the disclosure under our first risk factor to include financial information through March 31, 2012.   We have eliminated the statement that “we believe that our working capital is sufficient for us to continue our current operations”.  However,  we expand on this risk disclosure by stating that the Company will have to significantly reduce costs without additional funding.

4.            With respect to comment No. 4,  we  have corrected the dilution  table.   We have stated in the discussion that net tangible book value after the offering after expenses is the amount that results from adding the offering proceeds less offering expenses to the net tangible book value before the offering.

5.            With respect to comment No. 5 and our liquidity and capital resources,  we have added a narrative disclosure titled “Liquidity Outlook”  where we have  identified the decline in our working capital and the steps we will take should we be unable to secure funding.   We have also presented a tabular disclosure identifying our short term and long term commitments..

6.             With respect to comment No. 6, we have relabeled the Consolidated Statements of Cash Flows for March 31, 2012 and 2011.

Should you have further questions, please do not hesitate to contact the undersigned.

Very truly yours, /s/ Jeffrey G. Klein Jeffrey G. Klein Counsel For DNA Precious Metals, Inc.

 DNA PRECIOUS METALS INC.
(Stationary)

June 27,  2012

Securities and Exchange Commission
Washington, D.C.

Re:	DNA Precious Metals, Inc.
Amendment  No. 7 to  Registration Statement on Form S-1
Filed  June 11, 2012
File No. 333-178624

Dear Sir/Madam:

The following is filed in connection with the comment letter dated  June 20,  2012.

The undersigned, on behalf of DNA Precious Metals, Inc.  acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/James Chandik
James Chandik, president